EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended October 31, 2007, reclassifications were recorded to increase undistributed net investment income and decrease accumulated net realized gain by $46,586 in the Edgar Lomax Value Fund.

For the year ended October 31, 2007, the PIC Small Cap Growth Fund decreased undistributed net investment loss by $513,989 and decreased accumulated net realized gain by $513,989.  The PIC Flexible Growth Fund decreased undistributed net investment loss by $9,253 and paid-in capital by $9,253.

For the year ended October 31, 2007 the Huber Capital Small Cap Value Fund decreased undistributed net investment loss by $1,857 and decreased accumulated net realized gain by $1,857.

The reclassifications have no effect on net assets or net asset value per share.